hhgregg, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

September 11, 2015
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention: Charlie Guidry
Re:    hhgregg, Inc.
    Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Form S-3)
    Filed September 9, 2015 under EDGAR submission type “S-3/A”
    File No. 333-189515
    Request for Withdrawal Pursuant to Rule 477
Dear Mr. Guidry:
On behalf of hhgregg, Inc., we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on September 9, 2015. Due to a clerical error, the filing was erroneously designated with the submission of “S-3/A” rather than “POS AM”.
By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing, which we are re-filing with the submission “POS AM” on September 11, 2015, with no further changes. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post-Effective Amendment No. 1 to the S-3 Registration Statement.
Should you have any questions with respect to the foregoing, please call the undersigned at (317) 848-8710 or Christina Melendi of Morgan, Lewis & Bockius LLP at (212) 309-6949.
Very truly yours,
/s/ Dennis L. May
hhgregg, Inc.
cc: Christina Melendi, Esq. (Morgan, Lewis & Bockius LLP)